Power2Ship, Inc.
                              903 Clint Moore Road
                              Boca Raton, FL 33496
                      Tel (866) 998-7557 Fax (561) 998-7821

                                    'CORRESP'

                                                                   April 7, 2006

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:        Linda Cvrkel
                  Jean Yu

RE:               Power2Ship, Inc. (the "Company")
                  Form 10-KSB for the Fiscal Year Ended June 30, 2005 Form 10-QSB for the Quarter Ended December 31, 2005 File No. 0-25753

Dear Ms. Cvrkel and Ms. Yu:

         The Company is in receipt of the Staff's comment letter dated April 3, 2006 on the above-referenced Company filings. Following are the Company's responses to such comments which appear in the same numerical order as the Staff's letter.

Form 10-KSB for the Year Ended June 30, 2005

Note 2 - Significant Accounting Policies and Other Matters

Impairment of Long-Lived Assets, F-10

1. The Company will revise its disclosures in Note 2 of its financial statements as well as in the MD&A section of its 10-KSB to discuss in greater detail its methods and significant assumptions used in evaluating its long-lived assets for potential impairments and management's basis for concluding that its long-lived assets were not impaired as of June 30 and December 31, 2005 as per its response to the Staff's comment 1 in the Company's letter dated March 22, 2006.

Computer Software and Website Development Costs, page F-11

2. The Company has adopted the provisions of AICPA Statement of Position ("SOP") 98-1, Accounting for the Costs of Software Developed or Obtained for Internal Use, and Emerging Issues Task Force ("EITF") Consensus #00-2, Accounting for Web Site Development Costs. These costs are either expensed or capitalized depending on the type of cost and the stage of development of the software and Web site. SOP 98-1 and EITF #00-2 define three stages of development: the preliminary or planning stage during which all internal and external costs are expensed as incurred; the application and infrastructure development stage during which any internal and external costs incurred are capitalized and amortized on a straight-line basis over the estimated economic life of the software; and the post-implementation/operation stage during which costs are expensed as incurred except for upgrades and enhancements that result in additional functionality which are amortized on a straight-line basis over the estimated economic life of the upgrade or enhancement.

The Company has completed its preliminary or planning stage and moved into the application and infrastructure development stage during which it began capitalizing the internal and external development costs related to its computer software and website. In fiscal years March and December 2003, the Company began amortizing over 60 months $90,665 and $179,799, respectively, in capitalized costs related to the development of certain components of its software and website upon completing all substantial testing and deciding that they were ready for their intended uses. Since then, the Company has continued capitalizing internal and external development costs related to various components of its computer software and website but has not begun amortizing these additional capitalized costs as it has not yet completed the testing and implementation of these components. The calculations of amortization of computer software and website development costs for the periods presented are as follows:

                                                                    Total
Software development costs
being amortized                           $90,665    $179,799

Monthly amortization (60 months)          $ 1,511    $  2,997

FY '04 Amortization:
   6/1/03 thru 6/30/04 (incl June '03)    $19,644    $      -
   11/1/03 thru 6/30/04                   $     -    $ 20,977      $40,621

FY '05 Amortization:
   7/1/04 thru 6/30/05                    $18,133    $ 35,960      $54,093

Note 13 - Acquisitions, page F-25

3. The Company has revised its pro forma adjustment representing amortization of intangible assets for fiscal year 2005 to $61,803 as compared to a pro forma adjustment of $82,404 for fiscal year 2004. The calculations of the pro forma adjustment representing amortization of its intangible assets for the periods presented are as follows:

                                              CXT          GFC         Total
Intangible Assets Acquired                  $77,374     $334,600      $411,974

Monthly amortization (60 months)            $ 1,290     $  5,577      $  6,867

Pro Forma Adjustments:
   FY' 04 (7/1/03 thru 6/30/04)             $15,480     $ 66,924      $ 82,404

   FY '05 (7/1/04 thru 3/19/05)             $11,610     $ 50,193      $ 61,803

   6 months ended 12/31/04                  $ 7,740     $ 33,462      $ 41,202

         We trust the foregoing sufficiently responds to the Staff's comments.

                                            Sincerely yours,

                                            s/s Richard Hersh
                                            -----------------
                                            Richard Hersh
                                            Chairman and Chief Executive Officer

cc:      James Schneider, Esq.